Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in the registration statement on Form F-1 of Brookfield Asset Management Inc. and Brookfield Asset Management Reinsurance Partners Ltd. of our reports dated March 1, 2021, with respect to the consolidated balance sheets of American Equity Investment Life Holding Company and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedules I to V, and the effectiveness of internal control over financial reporting as of December 31, 2020.

/s/ KPMG LLP

Des Moines, Iowa

March 31, 2021